                                UNITED STATES                    SEC File Number
                      SECURITIES AND EXCHANGE COMMISSION             1-12079
                            Washington, D.C. 20549                   -------
                                                                   Cusip Number
                                 FORM 12b-25

                          NOTIFICATION OF LATE FILING

(Check One) [x]Form 10-K [ ]Form 20-F [ ]Form 11-K  [ ]Form 10-Q [ ]Form N-SAR

                 For Period Ended: December 31, 2003
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                 [  ]     Transition Report on Form 10-K
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q
                 [  ]     Transition Report on Form N-SAR
                 For the Transition Period Ended:
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 READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE

   Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

Calpine Corporation
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Full Name of Registrant


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Former Name if Applicable

50 West San Fernando Street
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Address of Principal Executive Office (STREET AND NUMBER)

San Jose, CA 95113
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City, State and Zip Code


PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

 [x]     (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 [x]     (b)     The subject annual report, semi-annual report, transition
                 report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 [ ]     (c)     The accountant's statement or other exhibit required by Rule
                 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed with he prescribed time period. (Attach Extra Sheets if Needed)

Calpine Corporation is filing this Form 12b-25 in respect of its annual report on Form 10-K for the year ended December 31, 2003 because it needs additional time to complete its financial statements. In particular, Calpine announced on March 10, 2004 that its wholly-owned subsidiary Calpine Generating Company, LLC had commenced a $2.4 billion offering of secured institutional term loans and senior notes in a Rule 144A transaction. As announced on March 12, 2004, Calpine priced this transaction on March 12, 2004 with closing scheduled for March 23, 2004. The proceeds of this offering will be used to refinance amounts outstanding under the $2.5 billion CCFC II credit facility, which matures in November 2004. Calpine anticipates that this transaction will close on schedule and, if the transaction is consummated before Calpine's Form 10-K must be filed pursuant to the extended filing date afforded by Rule 12b-25 under the Securities Exchange Act of 1934, as amended, the financial statements to be included in Calpine's 2003 Form 10-K will reflect such closing. Due to the additional time required to complete these financial statements, Calpine could not file its 2003 Form 10-K in a timely manner without unreasonable effort or expense. Calpine expects to file its 2003 Form 10-K on or before March 30, 2004.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

               Ron Fischer                  408                995-5115
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                  (Name)                (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no identify report(s).
         [x] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [x] Yes [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

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                             Calpine Corporation
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  March 15, 2004                 By  /s/ Robert D. Kelly
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                                         Chief Financial Officer
                                         Executive Vice President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the persons signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
  Intentional misstatements or omissions of fact constitute Federal Criminal
                       Violations (See 18 U.S.C. 1001).


                              GENERAL INSTRUCTION

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549 in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.12(c) of this chapter).

                                  ATTACHMENT

The registrant anticipates that a significant change in its results of operations from the last fiscal year will be reflected by the earnings statements to be included in its 2003 Form 10-K. Specifically, the registrant expects to report net income of approximately $282.0 million for 2003, compared to net income of $118.6 million previously reported in 2002. The 2003 net income was the result of several previously announced items, including decreases in gross profit and discontinued operations of $170.0 million, pre-tax, and $73.6 million, net of tax, respectfully, offset by increases in gains from the repurchase of debt of $160.6 million, pre-tax, and in a cumulative change in accounting principle of $180.9 million, net of tax. Additionally, income from continuing operations for 2003 includes $239.3 million in pre-tax gains from contract settlements and terminations and from the sale of assets, as compared to $41.5 million in 2002.